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                                                               EXHIBIT 99.9

                    [LETTERHEAD OF ECONOMISTS INCORPORATED]

  STATEMENT OF BARRY C. HARRIS PRINCIPAL AND SENIOR VICE-PRESIDENT ECONOMISTS
                                  INCORPORATED

I.  INTRODUCTION

  On behalf of Santa Fe Pacific Corporation ("SF"), I have been asked to address how the United States Department of Justice ("DOJ") likely would view the case that Union Pacific Corporation ("UP") has indicated that it might present to the Interstate Commerce Commission ("ICC") for approval of a merger with SF, as set forth in UP's memorandum of October 17, 1994 ("UP memorandum").

  By way of background, I served as Deputy Assistant Attorney General and Chief Economist in the Antitrust Division of the DOJ from October 1992 until mid-January 1993. Prior to that time, I served from 1980-1981 as Senior Economist and Chief, Rail Cost and Pricing Branch, Office of Policy and Analysis, for the ICC, and from approximately 1975-1979 held the position of Economist, Economic Policy Office, for the Antitrust division of the DOJ. On behalf of the DOJ, I also testified against the proposed SF-Southern Pacific Corporation ("SP") merger.

  In preparing this statement, I have drawn on my professional knowledge and experience with these agencies, in addition to reviewing the UP memorandum, other pertinent correspondence and information available from public sources.

  I believe that the DOJ would have serious concerns regarding UP's proposed merger with SF, because of its anticompetitive effects. While UP concedes some potential for anticompetitive effects, the conditions that it suggests it might offer before the ICC would not, in all likelihood, constitute effective relief from the DOJ's perspective. In addition, I should note that, while the UP memorandum is primarily devoted to a discussion of benefits that UP asserts would result from a UP-SF merger, there are serious questions regarding the significance of those benefits from an economic perspective. Accordingly, it is my opinion that the DOJ would subject such a merger to intense scrutiny, and very likely would oppose vigorously UP's merger proposal. The following discussion briefly highlights some of the issues on which the DOJ is likely to focus. A complete analysis by the DOJ would also include a review of confidential traffic data of the type that appears on the ICC waybill tape.

II.  POTENTIAL COMPETITIVE PROBLEMS

  The SF and UP both run between Chicago and Northern and Southern California through Kansas. They also both run from Kansas to the Texas Gulf ports and the Mexican gateway of El Paso, TX. (UP also serves New Orleans and additional Mexican gateways.) Thus, they compete in at least two important transportation corridors: Midwest-California and Midwest-Texas. The competitive concerns raised by a UP-SF merger involve diminished competition for traffic moving between points within these corridors and for traffic originating and terminating at points in these corridors. From a review of maps of the two railroads alone, it is clear that the similarities in their route structure are great enough to raise serious competitive concerns. In fact, UP admits as much in its memorandum.

  UP responds in its memorandum to these competitive concerns by arguing that other railroads compete with UP and SF. UP identifies four other railroads that serve the Midwest-Texas corridor, and one other railroad, SP, that serves the Midwest-California corridor. With respect to the Midwest-Texas corridor, the other railroads identified by UP do not come far enough west to offer competitive alternatives to shippers in much of Kansas and Oklahoma. There is a significant amount of grain traffic and some chemical traffic that originates in this area. Thus competitive problems would almost certainly exist on the Kansas-Texas section of this corridor.
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  Even more importantly, the presence of the SP does not eliminate competitive concerns for traffic on the Midwest-California corridor. A UP-SF merger would reduce the already very small number of competitors on that corridor. This decrease in competitors would cause a large increase in concentration in an already highly concentrated market. Such an increase in concentration is far greater than that which usually subjects a merger to intense antitrust scrutiny and, unless a compelling defense can be found, to antitrust challenge.

  Based on my review of the railroad route maps, I also believe that the proposed merger likely would reduce competition for railroad traffic between Mexico and the United States. Currently, UP has a very large share of that traffic, and a UP-SF merger would increase that share.

  In addition, as I discuss below, the conditions that UP suggests it might propose before the ICC are not sufficient to relieve the DOJ's likely concerns regarding anti-competitive effects.

III.   UP'S PROPOSED SOLUTIONS

  UP's memorandum concedes that the proposed UP-SF merger would cause competitive problems for at lease three types of traffic: grain originating in Kansas and Oklahoma, service sensitive traffic in the Midwest-California corridor, and traffic to or from stations now served only by the SF and UP. To solve these problems, they suggest that they might propose three conditions before the ICC: sale or lease of their OKT line through Kansas and Oklahoma to Texas, trackage rights or other conditions to the SP in the Midwest--California corridor, and an offer to other railroads of access to five stations now served only by SF and UP. In my opinion, even if UP actually proposed these conditions before the ICC, the DOJ would view them as inadequate, because they would not deal with all the traffic exposed to anti-competitive effects by the proposed merger and would not prevent any loss of competition due to the combination of these two competitors. For example, these conditions do not address the competitive problem involving U.S.-Mexican traffic that I referred to earlier in this statement.

  With respect to UP's proposed lease or sale of the OKT line, the DOJ would be concerned about the ability of the purchaser of that line to compete effectively, an issue that UP has failed to address.


  With respect to competitive problems in the Midwest--California corridor resulting from UP's merger proposal, UP's suggested condition relating to service-sensitive traffic in all likelihood would be rejected by the DOJ. The anti-competitive potential of UP's proposed merger likely would affect all, or almost all, traffic on this important corridor. Moreover, UP's suggestion that it might propose trackage rights to SP is very vague. UP provides no indication whether these rights would include traffic rights or even what track would be involved and how it would compensate for the anti-competitive effects resulting from the combination of what are commonly perceived as the two most efficient competitors in that corridor.

  In addition, based on the DOJ's prior experience with trackage rights in other cases, the DOJ would, in all likelihood, be skeptical and such rights as a remedy for anti-competitive effects. In my experience, trackage rights are at best problematical in this regard. The effectiveness of those rights depends on the price paid for them and setting that price is a difficult regulatory problem. Even setting a price at which the guest railroad uses the rights to provide service to affected shippers does not guarantee that the rights are an effective relief. The merged railroad might set a price for trackage rights that allows it to earn significant anti-competitive profits, while allowing the rights-holding railroad to provide service by charging the shippers rates significantly higher than those charged before the merger. In addition, depending on rules established for handling traffic under trackage rights, SP (or any other railroad granted trackage rights) may be disadvantaged and would thus have higher costs. The addition of a high-cost competitor typically would not compensate for the loss of an efficient competitor. This is especially the case where, as here, the two merged carriers (UP and SF) are generally considered to be the most efficient competitors operating in that corridor.

  UP's suggested condition for the California-Midwest corridor is further flawed because it is based on granting rights to SP. SP already is competing along this corridor. From the DOJ's perspective, strengthening

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an existing competitor is generally not sufficient relief for eliminating a third independent competitor. Even assuming that the trackage rights UP suggests it might propose were implemented, the corridor still would have only two railroads.

  UP's third condition that it suggests it might propose involves allowing other railroads access to five stations now served by only and SF. UP asserts that these five stations account for little revenue.

  This condition suffers from two serious defects. First, the DOJ likely would have concerns about the reduction of competition at specific stations not only for stations where the merger would reduce the number of serving railroads from 2 to 1, but also for stations where the merger would reduce the number from 3 to 2. While the DOJ may not ultimately find each of these stations to present a competitive problem, it is highly likely DOJ will give each of them a great deal of scrutiny. UP offers no relief for any of these stations, yet for some of them the loss of competition may be of substantial consequence and the amount of traffic involved may be large. Second, UP neither describes the terms under which such access would be allowed nor indicates what, if any, railroads are positioned to use that access. UP also has not provided any comfort that the railroads granted access would be competitively equivalent to SF. Because the railroads that get access will have to use the facilities of the merged railroad to reach the stations in question, the DOJ probably would view this condition as an inadequate replacement for an independent railroad.

IV.  UP'S SUGGESTED MERGER BENEFITS

  UP suggests that there are three types of merger-related benefits: increased single-line service, improvements in the speed and frequency of service, and cost savings. UP argues that these benefits would outweigh the merger's competitive problems. In evaluating claimed merger benefits, the DOJ will ask two questions: is there good reason to believe that the merger will result in these benefits and is the merger the most efficient way to realize these benefits? For many of the claimed benefits, the answer to either one or both of these questions is no.

  Shippers' preference for single-line service is well established and an increase in that service would be a valid merger-related benefit. UP, however never quantifies how much traffic would gain single-line service due to its proposed merger. This omission is particularly important because the DOJ in all probability would view the proposed merger as an alternative to the SF-BN merger. Therefore, if an SF merger with UP brings a smaller increase in single-line service than a merger with the BN, the DOJ is likely to view that as a net loss. UP asserts that its proposal will bring about a much larger increase in single-line service than a SF-BN merger, but it provides no support for that claim. In fact, that claim seems unlikely, given the route structure of the three railroads.

  UP's claimed improvements in frequency and speed of service also are problematic. UP states that it will be able to provide around-the-clock intermodal departures approximately every four hours between Chicago and Southern California. However, UP provides no evidence that this asserted increase in total departures would provide benefits to shippers not available without the merger or that any such benefits would outweigh anti-competitive effects resulting from the merger. That is a question that is relevant to shippers and ultimately to the DOJ.

  The DOJ also is unlikely to be persuaded by the various cost savings advanced by UP. For example, UP argues that merger-related routing flexibilities and efficiencies will effectively increase the capacities of the two railroads, thus enabling them to avoid capital expenditures. Accordingly to UP, both railroads are facing capacity constraints and, without the merger, would have to invest heavily to accommodate rising traffic levels. UP, however, never demonstrates how the merger will enable it--or SF--to avoid additional investments. UP's argument suggests that one reason the merger might reduce the need for additional investment is because it might enable the railroads to increase price and reduce output, precisely the type of anti-competitive effect that the DOJ will want to avoid. Moreover, to the extent that the trackage rights that UP suggests it might propose were in fact proposed and granted, that could exacerbate rather than relieve any existing capacity problems.

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V.  CONCLUSION

  In my opinion, it is highly likely that, for the above reasons, the DOJ would oppose vigorously UP's merger proposal.

                                                   /s/ Barry C. Harris
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                                                     Barry C. Harris
                                                    October 24, 1994

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